BB

[redacted]

06003634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

MK 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2300
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig A. Marmer (415) 402-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

SC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C.
203
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB
4/20

OATH OR AFFIRMATION

I, Craig A. Marmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

BRENDAN PAUL MCGORRIN
Commission # 1370847
Notary Public - California
San Francisco County
My Comm. Expires Aug 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of CA San Francisco
Subscribed and sworn to (or affirmed) before me
on this 27 day of February, 20 06,
by CRAIG A. MARMER
~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature:

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

CONTENTS

SUPPLEMENTARY INFORMATION

SBP &CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2005 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 – 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 17, 2006

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets	
Cash	$ 957,524
Accounts receivable	11,122,547
Prepaid expenses	30,246
Other current assets	11,067
Total current assets	12,121,384
Fixed assets	
Furniture, fixtures and equipment	193,847
Less: accumulated depreciation	(73,390)
Fixed assets, net	120,457
Other assets	
Non-current accounts receivable	10,388,549
Investments	54,761
Security deposit	25,476
Total other assets	10,468,786
Total assets	$ 22,710,627

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 84,045
Accrued expenses	339,925
Total current liabilities	423,970
Long-term liabilities	
Deferred rent	137,818
Total long-term liabilities	137,818
Total liabilities	561,788
Member's equity	22,148,839
Total liabilities and member's equity	$ 22,710,627

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenue	$ 25,044,679
Operating expenses	
Salaries and bonuses	2,428,029
Contracted services	1,361,032
Partner's guaranteed payments	957,257
Travel	748,083
Rent	406,147
Marketing	366,433
Other reimburseable expenses	168,791
Meals and entertainment	168,747
Taxes and licenses	152,186
Computer maintenance	139,413
Postage and delivery	121,891
Employee benefits	117,861
Profit sharing contributions	114,430
Payroll taxes	113,047
Legal and accounting	106,910
Printing costs	78,979
Telephone	78,909
Professional fees	62,232
Depreciation	52,387
Office expense	52,362
Insurance	37,802
Dues and subscriptions	29,955
Regulatory fees	29,423
Miscellaneous	24,103
Seminars	17,286
Market data services	10,872
Internet fees and website costs	8,145
Retirement plan administration fees	6,141
Unreimbursed client expenses	5,902
Charitable donations	4,810
Payroll service fee	2,861
Total operating expenses	7,972,426
Operating income	17,072,253
Other income/(expense)	
Interest income, net of $16 interest expense	663,708
Moving expense	(21,949)
Loss on foreign currency exchange	(7,558)
Loss on sale of assets	(24,009)
Total other income/(expense)	610,192
Net income	$ 17,682,445

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

Beginning balance	$ 14,351,394
Net income	17,682,445
Contributions	100,000
Withdrawals	(9,985,000)
Ending balance	$ 22,148,839

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,682,445
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	52,387
Loss on disposal of assets	24,009
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Accounts receivable	(8,479,975)
Prepaid expenses	(6,120)
Due from affiliate	84,400
Increase/(decrease) in liabilities:	
Accounts payable	63,510
Accrued expenses	(22,476)
Deferred rent	137,818
Net cash provided by operating activities	9,535,998
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(109,087)
Investments	(44,402)
Net cash used for investing activities	(153,489)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	100,000
Member's withdrawals	(9,985,000)
Net cash used for financing activities	(9,885,000)
Net decrease in cash	(502,491)
Cash at beginning of year	1,460,015
Cash at end of year	$ 957,524
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
State taxes	$ 88,835

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

1 - THE COMPANY

Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company. The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California. The Company's primary activity is to provide consulting and placement agent services regarding the private placement of securities in investment vehicles. Probitas solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage. The Company is also engaged in selling private investment portfolios on behalf of its clients.

On February 15, 2002 Probitas Funds Group, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company's investments in entities in which Probitas Funds Group, LLC does not have the ability to exercise significant influence are accounted for under the cost method. They are nontransferable and are not traded on the open market thereby precluding any current market value.

3 - LEASE COMMITMENTS

On January 31, 2005, Probitas Partners, LP, the Company's parent, ("the Parent"), entered into a ten year, three month operating lease agreement for office space in San Francisco, California on behalf of the Company. The lease contains the option to renew for a ten year period upon expiration. Due to the expense-sharing agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to the lease payment. As the payment amounts are known and foreseeable, escalating each year according to a schedule over the term of the lease, rent will be expensed on a straight-line basis over the lease term.

The Company also leases office space in New York under a five year lease that commenced July 1, 2004. This lease does not contain an option to renew upon expiration.

Future minimum lease payments under the leases are as follows:

Year ended December 31,	San Francisco	New York
2006	$ 233,796	$ 157,199
2007	241,076	158,501
2008	248,352	155,462
2009	255,624	118,550
2010	248,680	-
Thereafter	856,964	-

Rent expense for the year under both leases was $406,147.

4 - RELATED PARTY TRANSACTIONS

During the year the Company made advances to affiliated companies, which are under common control. As of December 31, 2005 the affiliates owed the Company $8,682.

In November 2003, Probitas Funds Group, LLC entered into an agreement with a United Kingdom affiliate, whereby the UK affiliate will provide services to the Company. As such, the Company has classified all expenses as "Contracted Services", and classifies advances to the UK affiliate as prepayments.

5 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $395,736, which was $358,287 in excess of its required net capital of $37,449. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1.

6 - RETIREMENT PLAN

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially all employees are eligible to participate the first day of the month following their hire date. The Company does not match the employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company made contributions of $114,430 for the year ended December 31, 2005.

7 - CONCENTRATIONS

During the year the Company earned service revenue from KSL Partners, LLC, KRG Capital Management, LP, Granite Ventures, LLC, and Calvert Street Capital Partners, Inc. equal to 37%, 19%, 17%, and 11% of total service revenue respectively.

8 - LONG-TERM INVESTMENTS

The Company's long-term investment consists of limited partnership interests and carried interest arrangements in eleven different private equity funds for which Probitas has raised capital. These investments are recorded at cost. Partnership income and losses will not be included in net earnings when they are allocated to the Company unless they are actually paid or called. Unrealized gains and losses will not be charged against net earnings unless a decline in fair value is determined to be other than temporary. Purchases and sales are recorded on a trade date basis. Income and losses are recorded one year in arrears.

8 - LONG-TERM INVESTMENTS (CONTINUED)

Summarized activity in the capital accounts for the year ended December 31, 2005 is as follows:

Cost	$ 54,761
Partnership income/(loss)	(2,387)
Unrealized gains and losses	55,946
Capital account	108,320
Difference between cost and equity	$ 53,559

No dividends were received in the year ended December 31, 2005 from these investments. It was not practicable to estimate fair value of these cost-method investments because of the absence of any impairment indicators.

9 - NON-CURRENT ACCOUNTS RECEIVABLE

Non-current accounts receivable of $10,388,549 consist of six installment agreements with effective interest rates ranging from 5% to 7.5%. Payments are collectible through July 2009.

10 - CONTINGENCIES

In order to acquire certain limited partnership interests as described in note 8, the Company must commit certain amounts of capital. The capital calls may be made over a period of ten years; however there also exists the possibility that the Company will never have to pay these commitments at all.

The subscriptions as of December 31, 2005 are as follows:

Calvert Street Capital Partners Fund Management III, LLC	$ 55,485
KRG Capital Fund III, L.P.	200,000

11 - SUBSEQUENT EVENTS

Investments

As a result of business conducted in 2005, Probitas Funds Group, LLC may have a right to acquire an investment interest in certain investment partnerships formed by clients of the Company. The investments will be accounted for under the cost method as the interest will be nontransferable and the partnerships are not traded on the open market thereby precluding any market value. Some agreements have not been reached as of the date of these financial statements as to the capital commitment required of the Company in connection with such investment interests.

SUPPLEMENTARY INFORMATION

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 22,148,839
Less nonallowable assets:	
Accounts receivable	21,511,096
Prepaid expenses	30,246
Fixed assets, net	120,457
Other current assets	11,067
Investments	54,761
Security deposit	25,476
	21,753,103
Net capital before haircuts on securities positions	395,736
Haircuts on securities	-
Net capital	$ 395,736

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 37,449
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 37,449
Excess net capital	$ 358,287
Excess net capital at 1000%	$ 339,557

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 561,788
Percentage of aggregate indebtedness to net capital	141.96%

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

Not applicable

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Per original filing	$	492,112
Audit adjustments:		
To reduce accrued expenses		30,000
To accrue New York LLC fees		(115,386)
To accrue California LLC fees		(10,990)
Per this filing	$	395,736

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2005

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2005

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Probitas Funds Group, LLC (A Delaware Limited Liability Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 17, 2006